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                 February 5, 2024

       Daphne Huang
       Chief Financial Officer
       Gorilla Technology Group Inc.
       Meridien House, 42 Upper Berkeley Street, Marble Arch
       London, United Kingdom W1H 5QJ

                                                        Re: Gorilla Technology
Group Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed January 26,
2024
                                                            File No. 333-276708

       Dear Daphne Huang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Uwem Bassey at 202-551-3433 or Matt Derby at 202-551-3334 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Stephen C. Ashley